SECURITI ON

08029516

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 46701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREEN MANNING & BUNCH, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 17th Street, Suite 3600
(No. and Street)

Denver, CO 80202
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2008 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott H. Maierhofer 303.592.4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – *if individual, state last, first, middle name*)

Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/24

OATH OR AFFIRMATION

I, Scott H. Maierhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Manning & Bunch, Ltd., as of 31 December, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Co-President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAREN PETERSON NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 06/13/2011

GREEN MANNING & BUNCH, LTD.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

We have audited the accompanying statement of financial condition of Green Manning & Bunch, Ltd. (the "Company") as of December 31, 2007, and the related statements of income, cash flows, and changes in partners' capital that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and the Exemptive Provision Under Rule 15c3-3 Under the Securities Exchange Act of 1934 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2008

GREEN MANNING & BUNCH, LTD.

STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2007
(In thousands)

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 2,618
Accounts receivable — trade (net of allowance for doubtful accounts of $8)	130
Other current assets	43
Total current assets	2,791
PROPERTY AND EQUIPMENT (Net of accumulated depreciation of $702)	160
TOTAL	$ 2,951

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable to related party	$ 107
Accrued bonuses	1,604
Other liabilities	102
Total liabilities	1,813
COMMITMENTS AND CONTINGENCIES (Note 4)	
PARTNERS' CAPITAL	1,138
TOTAL	$ 2,951

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007
(in thousands)

REVENUES:	
Project related revenue	$6,645
Investment and other income	164
Total revenues	6,809
EXPENSES:	
Project related expense	4,596
General and administrative	1,490
Depreciation and amortization	63
Total expenses	6,149
NET INCOME	$ 660

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

	Partnership Interests	Retained Earnings	Total Partners' Capital
BALANCE — January 1, 2007	$ 946	$ 1,458	$ 2,404
Contributions (Note 3)	74		74
Dividends		(2,000)	(2,000)
Net income		660	660
BALANCE — December 31, 2007	$ 1,020	$ 118	$ 1,138

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 660
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	63
Reduction of allowance for doubtful accounts	(10)
Stock based compensation	74
Loss on sale of property and equipment	1
Changes in operating assets and liabilities:	
Accounts receivable	17
Accounts receivable - related party	1
Accounts payable	(8)
Accrued bonuses	(287)
Other assets	(29)
Other liabilities	(37)
Net cash provided by operating activities	445
CASH FLOWS FROM INVESTING ACTIVITIES	
Additions to property and equipment	(95)
Proceeds from sale of property and equipment	1
Net cash used in investing activities	(94)
CASH FLOWS FROM FINANCING ACTIVITIES —	
Dividends paid	(2,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,649)
CASH AND CASH EQUIVALENTS — Beginning of year	4,267
CASH AND CASH EQUIVALENTS — End of year	$ 2,618

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Green Manning & Bunch, Ltd. (the "Company") was formed as a partnership under the laws of the State of Colorado in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. All outstanding partnership interests in the Company are owned by entities wholly-owned by CoBiz Financial Inc. ("CoBiz"). The Company provides investment banking services to middle-market companies including merger and acquisition advisory services, institutional and private placement of debt and equity, and other strategic financial advisory services. The Company has two locations, one in Denver, Colorado and one in Phoenix, Arizona.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades, if any, are transacted through clearing brokers.

The financial statements include significant related party transactions. Given CoBiz's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. At December 31, 2007, property and equipment consists of the following (in thousands):

Furniture and fixtures	$ 378
Computer hardware	227
Computer software	103
Leasehold improvements	154
	862
Accumulated depreciation	(702)
Total property and equipment	$ 160

Project Revenue — Project revenues include non-refundable retainer fees, which are recognized over the expected term of the engagement, and success fees, which are recognized when the transaction is completed and collectibility of fees is reasonably assured.

Income Taxes — The Company files a partnership tax return for federal and state income tax purposes. As a result, the Company's taxable income is reportable by its partners and therefore, does not record a provision for income taxes.

Cash Flows — For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the time of purchase.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined, of approximately $805,000 which was $684,000 in excess of its required net capital of $121,000. The Company's ratio of aggregate indebtedness to net capital was 2.25 to 1 at December 31, 2007.

3. RELATED PARTY TRANSACTIONS

Payroll processing services, human resources, management, accounting and internal audit services are provided through CoBiz Inc. For the year ended December 31, 2007, the Company paid CoBiz $314,000 for such services. The Company also leases its Arizona office space through a month-to-month agreement with Arizona Business Bank, a wholly owned subsidiary of CoBiz (see Note 4). As of December 31, 2007, $107,000 is payable to CoBiz and its subsidiaries. The Company maintains a cash balance at the Colorado Business Bank ("CBB"), a wholly owned subsidiary of CoBiz. At December 31, 2007, the Company held $249,000 in cash at CBB.

Dividend — On October 29, 2007, the Company paid a dividend in the amount of $2,000,000 to the parent company (CoBiz GMB Inc.).

Employee Profit Sharing Trust — The Company participates in CoBiz's defined contribution retirement plan. Employees may contribute up to 15% of their compensation and participate in the Company's discretionary matching within the limits defined for a 401(k) plan. Employer contributions charged to expense for 2007 were $100,000.

Employee Stock Purchase Plan — The Company participates in CoBiz's employee stock purchase plan, which provides that employees may elect to have a percentage of their payroll deducted and applied to the purchase of CoBiz common stock at a discount. In addition, the Company may make a matching contribution up to 50% of an employee's deduction toward the purchase of additional common stock. During the year ended December 31, 2007, 4,830 shares of CoBiz stock were issued to employees of the Company. There was no matching contribution for the year ended December 31, 2007.

Employee Stock Option Plans — The Company participates in CoBiz's employee stock option plans, which provide for option grants to new employees and annual retention grants to existing employees. Option grants are made at the discretion of Company management and CoBiz's compensation committee. The summary of changes in options for the year ended December 31, 2007, is as follows:

	Options	Weighted Average Exercise Price
Outstanding - beginning of year	83,250	$ 15.35
Granted	16,300	20.52
Outstanding - end of year	99,550	$ 16.20

The Company follows Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)") to account for options issued by CoBiz. Under SFAS 123(R), compensation cost is recognized for awards granted, modified, cancelled, or repurchased after January 1, 2006 and the portion of prior awards for which the requisite service had not yet been rendered based on the grant-date fair value. During 2007, the Company recognized $74,000 of stock based compensation that is also reflected as a contribution in the Statement of Changes in Partners' Capital.

Self Insurance Reserves — CoBiz self-insures a portion of the Company's employee medical costs. The Company maintains an allocated liability for incurred-but-not-reported claims based on assumptions as to eligible employees, historical claims experience and lags in claims reported as determined by CoBiz. This liability is recorded within Other Liabilities on the Statement of Financial Condition.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments — The Company has an obligation under an operating lease with an initial noncancelable terms in excess of one year. Future minimum lease payments at December 31, 2007, are as follows (in thousands):

Years Ending December 31	
2008	$ 153
2009	154
2010	26
Total	$ 333

Certain leases contain renewal options and escalation clauses. Rent expense for 2007 was $141,000, which includes $4,000 of related party rent expense discussed in Note 3.

* * * * * *

SUPPLEMENTAL SCHEDULES

GREEN MANNING & BUNCH, LTD.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AT DECEMBER 31, 2007 (In thousands)

	2007
PARTNERS' CAPITAL	$ 1,138
NONALLOWABLE ASSETS:	
Accounts receivable and other current assets	(173)
Property and equipment	(160)
NET CAPITAL	$ 805
MINIMUM CAPITAL REQUIRED — greater of 6-2/3% of aggregate indebtedness of $1,813 or $5 minimum for a broker or dealer who does not carry customer accounts	$ 121
CAPITAL IN EXCESS OF REQUIREMENT	$ 684
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.25 to 1

There are no differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company in its unaudited Form X-17A-5 Part IIA at December 31, 2007, that was filed on January 25, 2008.

GREEN MANNING & BUNCH, LTD.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AT DECEMBER 31, 2007

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

February 20, 2008

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements of Green Manning & Bunch, Ltd. (the "Company") as of and for the year ended December 31, 2007 (on which we have issued our report dated February 20, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END